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                                  FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                     COMMISSION FILE NO. 0-23279
                                                     CUSIP NO. 15100R 10 7

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and
               Form 10-QSB [ ] Form N-SAR
     For Period Ended: SEPTEMBER 30, 1999
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full name of Registrant                     CELERITY SYSTEMS, INC.
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Former name if applicable                           N/A
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Address of principal executive
office (street and number)               1400 CENTERPOINT BOULEVARD
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City, State and Zip Code                 KNOXVILLE, TENNESSEE 37932
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PART II - RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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The registrant is unable to file the subject quarterly report on Form 10-QSB in a timely manner without unreasonable effort or expense because management is in the process of completing information needed for the report. Completion of the Form 10-QSB by the original due date is further restricted by a significant reduction in accounting and administrative personnel.


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PART IV - OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification


       Kenneth D. Van Meter                         (423) 539-3601
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            (Name)                                (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No


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         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Celerity Systems, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 17, 1999                  By: /s/ Kenneth D. Van Meter
      -----------------                    ---------------------------
                                           Kenneth D. Van Meter
                                           President and CEO

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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PART IV-OTHER INFORMATION
(3)

The Company incurred a significant net loss for the quarter ended September 30, 1999. As of September 30, 1999, the Company's accumulated deficit and net loss continued to grow significantly since the end of the fiscal year ended December 31, 1998. The loss was generated in part due to a discontinuance of the Company's CD-ROM division and constrained marketing activities due to a lack of cash flow. The lack of sales or a significant financial commitment continues to raise substantial doubt about the Company's ability to continue as a going concern.





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